Exhibit 99.7

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	24	06	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	298	6,819	1,612
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£6.57	£5.62	£2.51

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
See attached sheets	Ordinary	8,729

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	4

Signed	/s/ M J White	Date 27 June 2005
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

PAGE: 1 OF 4
COMPANY: WOLSELEY PLC
SECURITY: ORDINARY SHARES OF 25P EACH FULLY PAID

NAME	NUMBER ALLOTTED

JANET VINCE 53 LANGDALE ROAD LEYLAND PR25 3AR	298

298

PAMELA MARGARET CHRISTINA CLEAVES 19 HAZEL GROVE TRETHOMAS CAERPHILLY MID GLAMORGAN CF83 8GU	268

MICHAEL JOYCE 14 GOURNAY COURT FARRINGTON MANOR FARRINGTON GURNEY AVON BS18 5UR	1,344

1,612

ROBERT GEORGE ALLMAN 117 SUNDON ROAD HOUGHTON REGIS DUNSTABLE BEDFORDSHIRE LU5 5NL	67

CARL BARTON 40 SUMMERHEATH ROAD HAILSHAM ESSEX BN27 3DR	135

KEITH BRETT 31 KAIMES CRESCENT KIRKNEWTON LOTHIAN EH27 8AT	135

STEVEN BROUGH 27 MOUNTJOY CRESCENT SOLIHULL WEST MIDLANDS B92 9AL	270

LISA JAYNE DAVIES 4 EPPING AVENUE STANLEY PARK ALTHAM ACCRINGTON LANCASHIRE BB5 5DR	135

PAGE: 2 OF 4
COMPANY: WOLSELEY PLC
SECURITY: ORDINARY SHARES OF 25P EACH FULLY PAID

NAME	NUMBER ALLOTTED

MARTYN ROBERT FARRELLY 126 BEDALE ROAD SHERWOOD NOTTINGHAM NG5 3GJ	135

LISA FARRELLY 126 BEDALE ROAD SHERWOOD NOTTINGHAM NG5 3GJ	67

GRAHAM SIDNEY JOHN GAMAN 10 HERRIDGE CLOSE HARTCLIFFE BRISTOL AVON BS13 9LQ	135

DAN HANCOX 6 BELLAPORT GARDENS HARRINGTON WORKINGTON CUMBRIA CA14 5QX	135

LINDSAY JO HODGES 37 HECKLER LANE RIPON NORTH YORKSHIRE HG4 1PU	202

PETER HOLT 15 BROWN STREET WEST COLNE LANCASHIRE BB8 9AW	338

RICHARD HOPKINSON 45 VICTORIA AVENUE STAVELEY CHESTERFIELD DERBYSHIRE S43 3UB	135

STEPHEN M HYTCH 8 MAIN STREET CADEBY NR NUNEATON WARWICKSHIRE CV13 0AX	135

PAGE: 3 OF 4
COMPANY: WOLSELEY PLC
SECURITY: ORDINARY SHARES OF 25P EACH FULLY PAID

NAME	NUMBER ALLOTTED

CHRIS JOHNSON 34 FARNHAM WALK WEST HALLAM ILKESTON DE7 6LQ	676

STEVEN LEAKEY 30 BRIERLEY CLOSE DUNSTABLE BEDFORDSHIRE LU6 3NB	202

JOHN LOCHRANE 81 MANWOOD ROAD CROFTON PARK GREATER LONDON SE4 1AB	135

GRAHAM ROLAND MANCHIP 25 CEDAR AVENUE SHIRLEY SOUTHAMPTON HAMPSHIRE SO15 5GX	338

GARY MCKIE HILLSIDE CHURCH STREET GLENLUCE NEWTON STEWART WIGTONSHIRE DG8 0QA	270

MIKE NORRIS 107 WELL WOOD LLANEDEYRN CARDIFF CF23 9JS	135

GLENN OWEN 36 WOOD END ROAD WEDNESFIELD WOLVERHAMPTON WEST MIDLANDS WV11 1NR	270

MICHAEL RAWCLIFFE 17 AMPLEFORTH DRIVE LOSTOCK HALL PRESTON LANCASHIRE PR5 5TO	67

PAGE: 4 OF 4
COMPANY: WOLSELEY PLC
SECURITY: ORDINARY SHARES OF 25P EACH FULLY PAID

NAME	NUMBER ALLOTTED

STEVEN RUSSELL 703 MIDDLETON ROAD CHADDERTOW WEST OLDHAM OL9 9SN	540

PAUL SHEPPARD 27 FARUNDLES AVENUE LYPPARD WOODGREEN WORCESTER WORCESTERSHIRE WR4 0LX	1,352

MARK JAMES SMITH 13 BENTSBROOK COTTAGES SPOOL HILL NORTH HOLMWOOD SURREY RH5 4HL	202

PETER SQUIRREL 17 DUMBARTON ROAD IPSWICH SUFFOLK IP4 3JP	169

TINA WEATHERHEAD 3210 WILLIAM STYRON SQUARE NORTH NEWPORT NEWS VIRGINIA 23606 USA	169

JAYNE LOUISE WHALEN 2 FYLDE AVENUE FARINGTON MOSS LEYLAND PR5 3RP	135

MARK WILKINSON 5 RIBBLESDALE PLACE BARROWFORD NR NELSON LANCASHIRE BB9 6AX	135

6,819

TOTAL	8,729